Subject: Galapagos AGM/EGM 2022

April 11th, 2022

Dear Galapagos shareholders,

We are reaching out to you in light of our upcoming shareholders’ meetings (announced in our notice of the meetings). We strongly believe that an endorsement of the proposed resolutions will be an important step forward in implementing a governance structure that allows our Company to best position itself for future growth and create value for all shareholders.

The Supervisory Board proposes to amend the Company’s Articles of Association in order to implement a one-tier board structure, and the appointment of the Company’s CEO, Dr. Paul Stoffels1, as Director of the Board. If approved, the Board intends to appoint Paul as Chair.

Paul is an inspirational industry leader with strong scientific roots and has brought over 25 innovative drugs to the market. He has a strong track record of accelerated product development, including through insightful partnering. We strongly believe that a combined Chair/CEO role for Paul, with his stature and experience, will facilitate faster alignment and approvals to execute on the Company’s opportunities, including in business development, and hence drive short- and long-term value for shareholders. The implementation of a one-tier board, which is practiced by many of our peers, is a necessary step for the appointment of Paul as Chair.

To mitigate any potential governance concern and as detailed in our explanatory letter, we have committed to appoint a Lead Non-Executive Director (LNED), if and as long as we have a combined Chair/CEO role in place. The LNED will be the principal liaison between the non-executive members of the new board and the Chair/CEO and provide the necessary checks and balances in the Board.

In addition, to further strengthen our Board, we propose the appointment of Jérôme Contamine and Dr. Dan Baker as Independent Directors, bringing important financial and therapeutic experience, respectively. Finally, we propose an amendment of our Remuneration policy to accommodate a one-tier board structure.

We acknowledge that the two leading proxy advisory firms have contradictory views and assessments, specifically on Proposal 9, viz. Paul’s appointment to the Board, with the intention to appoint him Chair of the Board. ISS votes against this proposal, and whilst we appreciate all stakeholders’ opinions, we respectfully disagree with ISS’ recommendation on this point.

The election of Paul as Director and his dual Chair/CEO role is a critical part of this powerful package of governance changes that are to the benefit of the Company and shareholders. In view of the above and after receiving constructive and positive feedback from our stakeholders and investors on our proposed resolutions, we invite you, as our valued shareholder, to vote in favor of our proposed resolutions, including Proposal 9, at the EGM & AGM.

We remain at your disposal to discuss possible concerns. Please reach out to IR@glpg.com.

Respectfully,

Rajesh Parekh

Chairman of Supervisory Board

[1]	Acting via Stoffels IMC BV

Exhibit 99.1